Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total reports first quarter 2006 results
New steps toward long-term growth
Main results

• Adjusted net income1-2	3.38 billion euros	+16%
	4.06 billion dollars[3]	+ 6%
	5.78 euros per share	+18%
	6.95 dollars per share	+ 8%
• Increased investments	3.31 billion dollars	+41%
Recent highlights

•	Ongoing exploration success
•	Positive results in Angola, Yemen, Libya, Congo, Algeria and US Gulf of Mexico

•	New acreage in Norway, Australia, Cameroon, Bangladesh and Canada
•	Agreement to enter into the Sulige field in China and the Tahiti field in the US Gulf of Mexico
•	Launching development of Tyrihans in Norway
•	Production start-ups at Glenelg (United Kingdom) and Belize (Angola)
•	Preparation of the Arkema spin-off on May 18
•	Satisfactory outcome to Cepsa arbitration
•	Proposed 2005 dividend of 6.48 euros per share and four-for-one stock split submitted for approval at the May 12 Annual Meeting

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger

[2]	percent changes are relative to the first quarter 2005

[3]	dollar amounts represent euro amounts converted at the average €/$ exchange rate for the period (1.2023 $/€ in the first quarter 2006, 1.3113 $/€ in the first quarter 2005 and 1.1884 $/€ in the fourth quarter 2005)

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, May 4, 2006 -— The Board of Directors of Total, chaired by CEO Thierry Desmarest, met on May 3, 2006 to review the first quarter 2006 results. Commenting on the results, Thierry Desmarest said:
« In the first quarter 2006, demand for oil continued to be strong while supplies were subject to serious disruptions, notably in Nigeria. In this context, oil prices continued to rise, while refining margins retreated from their 2005 average. The environment for Chemicals was more mixed, with higher raw material costs putting pressure on petrochemicals.
Adjusted net income increased by 16% to 3,376 million euros from 2,919 million euros in the first quarter 2005. Adjusted fully-diluted earnings per share rose to 5.78 euros, an increase of 18%. The Group’s profitability over the past four quarters rose to 28%, at the level of the best in the industry, thanks notably to strict control of technical costs, which are the lowest among the major oils.
Total is continuing to implement its strategy of long-term growth, mainly through an active investment program, which in dollar terms increased by 41% compared to the first quarter 2005. Since the beginning of the year, we made significant progress, notably through ongoing exploration success and the agreement to enter into the Sulige field in China.»
• Key figures from the consolidated accounts of Total4

in millions of euros,				1Q06 vs
except earnings per share and number of shares	1Q06	4Q05	1Q05	1Q05

Sales	39,605	39,942	31,739	+25%

Adjusted operating income from business segments	6,767	6,330	5,456	+24%

Adjusted net operating income from business segments	3,269	3,095	2,877	+14%
• Upstream	2,400	2,132	1,808	+33%
• Downstream	650	799	678	-4%
• Chemicals	219	164	391	-44%

Adjusted net income	3,376	3,052	2,919	+16%

Adjusted fully-diluted earnings per share (euros)	5.78	5.20	4.90	+18%

Fully-diluted weighted-average shares (millions)	584.0	586.5	596.1	-2%

Net income (Group share)	3,683	2,341	3,208	+15%

Investments	2,750	3,799	1,784	+54%

Divestments (at selling price)	397	250	213	+86%

Cash flow from operations	4,839	3,171	4,037	+20%

Adjusted cash flow from operations	4,287	4,459	4,247	+1%

[4]	adjusted income (adjusted operating income, adjusted net operating income, adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost). Adjustment items are listed on page 12.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
•	First quarter 2006 results
     > Operating income
In the first quarter 2006, the average Brent oil price rose to 61.8 $/b, an increase of 30% compared to the first quarter 2005 and 9% compared to the fourth quarter 2005. The TRCV European refining margin indicator was 25.8 $/t on average over the quarter, a 19% decrease compared to the first quarter 2005 and a 43% decrease compared to the fourth quarter 2005, a period marked by high refining margins in the aftermath of hurricanes in the Gulf of Mexico.
Petrochemical margins in the Atlantic Basin were at a level comparable to the fourth quarter 2005 but were substantially lower compared to the first quarter 2005. The euro/dollar exchange rate was 1.20 $/€ compared to 1.31 $/€ in the first quarter 2005 and 1.19 $/€ in the fourth quarter 2005.
In this context, the adjusted operating income from the business segments increased by 24% to 6,767 million euros (M€) in the first quarter 2006 from 5,456 M€ in the first quarter 20055.
Adjusted net operating income from the business segments was 3,269 M€ compared to 2,877 M€ in the first quarter 2005, an increase of 14%. The lower percentage increase relative to the increase in operating income is a function of the Upstream segment having a higher effective tax rate and a larger proportion of the results in the first quarter 2006 compared to the first quarter 2005. Sequentially, the change in adjusted net operating income is in line with the change in adjusted operating income.
     > Net income
Adjusted net income increased by 16% to 3,376 M€ in the first quarter 2006 from 2,919 M€ in the first quarter 2005. This excludes the after-tax inventory effect, special items, and the Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect (FIFO vs. replacement cost) had a positive impact of 280 M€ in the first quarter 2006 and 496 M€ in the first quarter 2005. Special items had a positive impact on net income of 110 M€ in the first quarter 2006 and were composed mainly of the gain on the sale of Upstream assets in the US. In the first quarter 2005, special items had a negative impact on net income of 125 M€ and were composed mainly of restructuring charges in the Chemicals. The Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 83 M€ in the first quarter 2006 and 82 M€ in the first quarter 2005.
Reported net income was 3,683 M€ compared to 3,208 M€ in the first quarter 2005.
The effective tax rate6 for the Group was 55% in the first quarter 2006 compared to 55% in the fourth quarter 2005 and 51% in the first quarter 2005.
In the first quarter 2006, the Group bought back 5.5 million of its shares for 1,190 M€. As of March 31, 2006 there were 583.4 million fully-diluted shares compared to 586.0 million at December 31, 2005 and 594.9 million at March 31, 2005. In April 2006, the Group bought back 0.5 million shares for 110 M€, bringing the cumulative buyback since the start of the year to nearly 1% of the capital.
Adjusted fully-diluted earnings per share, based on 584.0 million fully-diluted weighted-average shares, rose to 5.78 euros in the first quarter 2006 from 4.90 euros in the first quarter 2005, an increase of 18%, which is a higher percentage increase than shown for the adjusted net income thanks to the accretive effect of share buybacks.

[5]	special items in the first quarter 2006 included a charge related to the spin-off of Arkema for 5 M€. There were no special items affecting first quarter 2005 operating income.

[6]	defined as : (tax on net adjusted operating income) / (net adjusted operating income — income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income)

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Investments — divestments
Investments in the first quarter 2006 were 2,750 M€ compared to 1,784 M€ in the first quarter 2005. Expressed in dollars, investments increased by 41% to 3.31 billion.
Divestments in the first quarter 2006 were 397 M€ and included the sale of Upstream assets in the US.
      > Cash flow
Cash flow from operations increased by 20% in the first quarter 2006 to 4,839 M€ from 4,037 M€ in the first quarter 2005.
Adjusted cash flow (cash flow from operations before changes in working capital at replacement cost) was 4,287 M€ in the first quarter 2006, an increase of 1% compared to the first quarter 2005.
Net cash flow7 was 2,486 M€ compared to 2,466 M€ in the first quarter 2005.
The net-debt-to-equity ratio was 26% at March 31, 2006 compared to 32% at December 31, 2005 and 24% at March 31, 20058.

[7]	net cash flow = cash flow from operations + divestments — investments

[8]	calculations detailed on page 13

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Upstream
     > Environment — liquids and gas price realizations*

				1Q06 vs
	1Q06	4Q05	1Q05	1Q05

Brent ($/b)	61.8	56.9	47.6	+30%

Average liquids price ($/b)	58.8	54.5	44.1	+33%

Average gas price ($/Mbtu)	6.16	5.68	4.40	+40%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
Total’s average liquids price increased by more than the benchmark Brent price, reflecting mainly the lower price differential between light and heavy crude oil. Total’s average gas price benefited from the lag effect and higher spot market prices, notably in Europe.
     > Production

				1Q06 vs
Hydrocarbon production	1Q06	4Q05	1Q05	1Q05

Combined production (kboe/d)	2,440	2,463	2,562	-5%

• Liquids (kb/d)	1,560	1,592	1,657	-6%
• Gas (Mcfd)	4,795	4,896	4,945	-3%

Hydrocarbon production declined by 4.8% to 2,440 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2006 from 2,562 kboe/d in the first quarter 2005, mainly due to the price effect9, which accounts for more than half of the decline, and the effects of divestments in the US and disruptions in Nigeria.
Compared to the fourth quarter 2005, production declined by about 1%, due to the price effect. The benefit of new production (mainly from fourth quarter 2005 start-ups, such as Bonga in Nigeria and Forvie in the UK) was offset by disruptions in Nigeria, unscheduled maintenance in Norway as well as by the impacts of divesting onshore US assets and natural declines on mature fields.
     > Results

				1Q06 vs
in millions of euros	1Q06	4Q05	1Q05	1Q05

Adjusted operating income*	5,601	5,000	4,010	+40%

Adjusted net operating income*	2,400	2,132	1,808	+33%
• Income from equity affiliates	143	107	117	+22%

Investments	2,081	2,521	1,363	+53%

Divestments at selling price	353	141	128	+176%

Cash flow from operations	3,831	2,374	2,188	+75%

*	detail of adjustment items shown in business segment information
Adjusted net operating income for the Upstream segment increased by 33% to 2,400 M€ in the first quarter 2006 from 1,808 M€ in the first quarter 2005.

[9]	impact of hydrocarbon prices on entitlement volumes from production sharing and buy-back contracts

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
This increase reflects essentially the benefit of higher oil and gas prices, which was slightly offset by a decrease in volumes sold and an increase in production costs.
Income from equity affiliates increased mainly due to the stronger oil market environment and in particular includes the growing contribution from trains 4 and 5 at Nigeria LNG.
The average Upstream tax rate increased to 60% in the first quarter 2006 from 58% in the first quarter 2005. This change is essentially related to higher oil and gas prices. The tax rate remained stable from the fourth quarter 2005 to the first quarter 2006, as the effect of higher oil and gas prices was offset by a decrease in the proportion of income derived from heavily-taxed countries, such as Nigeria and Norway.
The return on average capital employed (ROACE10) for the Upstream segment for the twelve months ended March 31, 2006 was 42% compared to 40% for the full year 2005.
The Upstream investment program for 2006 is progressing as planned.

[10]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 14

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Downstream
     > Refinery throughput

				1Q06 vs
Refinery throughput (kb/d)	1Q06	4Q05	1Q05	1Q05

Total refinery throughput*	2,421	2,420	2,626	-8%

• France	899	928	1,049	-14%
• Rest of Europe*	1,217	1,204	1,252	-3%
• Rest of world	305	288	325	-6%

* includes share of Cepsa
The refinery utilization rate was 86% compared to 89% in the fourth quarter 2005 and 95% in the first quarter 2005.
The first quarter 2006 utilization rate reflected among other things the impact of a turnaround at the Provence refinery and nearly three weeks of repair and maintenance at the Flanders refinery after an electrical fire.
Turnaround activity was particularly low in the first quarter 2005 (only the Grandpuits refinery was turned around at the end of the quarter).
In the fourth quarter 2005, the Port Arthur refinery was shut down (due to hurricanes) as was the Normandy refinery (due to strikes).
     > Results

				1Q06 vs
	1Q06	4Q05	1Q05	1Q05

TRCV – European refining margin indicator ($/t)	25.8	45.5	31.7	-19%

Adjusted operating income* (M€)	856	1,083	891	-4%

Adjusted net operating income* (M€)	650	799	678	-4%

• Income from equity affiliates	80	97	85	-6%

Investments (M€)	321	710	217	+48%

Divestments (M€) at selling price	13	80	45	-71%

Cash flow from operations (M€)	1,201	211	1,689	-29%

Adjusted cash flow from operations (M€)	831	1,168	748	+11%

* detail of adjustment items shown in business segment information
Adjusted net operating income for the Downstream segment was 650 M€ compared to 678 M€ in the first quarter 2005, a decrease of 4%.
The first quarter 2006 refining environment in Europe was less favorable than in the first quarter 2005. This trend, combined with lower throughput, was only partially offset by an improved marketing environment, better refining margins in the US, the increase in the dollar and the impact of self-help programs.
The ROACE for the Downstream for the twelve months ended March 31, 2006 was 29% compared to 28% for the full year 2005.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Chemicals
     > Results

				1Q06 vs
in millions of euros	1Q06	4Q05	1Q05	1Q05

Sales	6,191	5,671	5,518	+12%

• Base chemicals	2,863	2,641	2,587	+11%
• Specialties	1,826	1,653	1,568	+16%
• Arkema	1,502	1,377	1,360	+10%
• Corporate — Chemicals	—	—	3	ns

Adjusted operating income*	310	247	555	-44%

Adjusted net operating income*	219	164	391	-44%

• Base chemicals	78	78	254	-69%
• Specialties	103	84	70	+47%
• Arkema	37	4	62	-40%
• Corporate — Chemicals	1	(2)	5	ns

Investments	324	437	158	+105%

Divestments at selling price	28	29	22	+27%

Cash flow from operations	(37)	161	82	ns

Adjusted cash flow from operations	305	164	544	-44%

* detail of adjustment items shown in business segment information
Sales for the Chemicals segment increased by 12% to 6,191 M€ in the first quarter 2006 from 5,518 M€ in the first quarter 2005.
Adjusted net operating income for the Chemicals segment was 219 M€, a decrease of 44% compared to the first quarter 2005.
In a context of higher raw material prices, petrochemical margins in the first quarter 2006, particularly in Europe, were substantially lower than in the first quarter 2005, which was a peak of the cycle. Compared to the fourth quarter 2005, margins were slightly lower but polymer sales were higher.
In a generally favorable environment, notably in Europe, results for the Specialties sector increased sharply, particularly in the electroplating and resins sectors.
The decrease in the results of Arkema relative to the first quarter 2005 was due essentially to a less favorable environment for vinyl products and acrylics.
Preparations continued for the May 18, 2006 Arkema spin-off, which will be voted on at the May 12, 2006 Annual Meeting. One important step was obtaining the visa for the Arkema prospectus from the French market authorities on April 5.
The ROACE for the Chemicals segment for the twelve months ended March 31, 2006 was 8.5% compared to 11% for the full year 2005.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Summary and outlook
The ROACE for the Group was 28% for the 12 months ended March 31, 2006 compared to 27% for the full year 2005.
The return on equity calculated for the twelve months ended March 31, 2006 was 34%.
The investment program is proceeding as expected, with the priority being Upstream growth and increased investments for refining.
The Group maintains its net-debt-to-equity ratio in its target range of about 25% to 30%.
Subject to shareholder approval at the May 12, 2006 Annual Meeting, Total will proceed on May 18, 2006 to split the 10 € par value shares four-for-one, pay the balance of the 2005 dividend11, and spin-off Arkema at the rate of one Arkema share for every ten Total shares held on May 17, 2006.
The spin-off of Arkema will represent the completion of a project initiated more than two years ago, and it will have the effect of reducing the weight of Chemicals in the capital employed of the Group while creating an independent integrated player that will rank among the leaders of its markets.
Since the beginning of the second quarter 2006, the perceived risks to the oil supply have pushed prices to new records, and refining margins have increased slightly from first quarter levels.
♦ ♦ ♦
To listen to the conference call with CFO Robert Castaigne and financial analysts today at 16:30 (Paris time) please call +44 (0)20 7162 0125 in Europe or +1 334 323 6203 in the US (access code : Total) or log on to the company website www.total.com. For a replay, dial +44 (0)207 031 4064 in Europe or 1 954 334 0342 (code :696 767).
The March 31, 2006 notes to the consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

[11]	taking into account the November 2005 interim dividend of 3 €, the balance of the 2005 dividend will be 3.48 € for the 10 € par value shares

Operating information by segment
First quarter 2006

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Upstream

				1Q06 vs
Combined liquids and gas production by region (kboe/d)	1Q06	4Q05	1Q05	1Q05

Europe	778	759	830	-6%

Africa	742	756	804	-8%

North America	13	33	37	-65%

Far East	253	247	256	-1%

Middle East	411	410	394	+4%

South America	236	249	232	+2%

Rest of world	7	9	9	-22%

Total production	2,440	2,463	2,562	-5%

				1Q06 vs
Liquids production by region (kb/d)	1Q06	4Q05	1Q05	1Q05

Europe	378	381	415	-9%

Africa	656	678	720	-9%

North America	2	3	6	-67%

Far East	29	26	30	-3%

Middle East	357	359	339	+5%

South America	131	137	139	-6%

Rest of world	7	8	8	-13%

Total liquids production	1,560	1,592	1,657	-6%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com

				1Q06 vs
Gas production by region (Mcfd)	1Q06	4Q05	1Q05	1Q05

Europe	2,172	2,048	2,258	-4%

Africa	457	412	450	+2%

North America	63	156	165	-62%

Far East	1,238	1,366	1,257	-2%

Middle East	284	274	296	-4%

South America	579	638	517	+12%

Rest of world	2	2	2	—

Total gas production	4,795	4,896	4,945	-3%

● Downstream

					1Q06 vs
Refined product sales by region (kb/d)*	1Q06	4Q05		1Q05	1Q05

Europe	2,689	2,755	**	2,858	-6%

Africa	319	337		318	—

Americas	626	571		591	+6%

Rest of world	230	208		223	+3%

Total	3,864	3,871	**	3,990	-3%

*	includes trading and equity share of Cepsa

**	after correcting a reporting difference

Adjustment items

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Adjustments to operating income from business segments

in millions of euros	1Q06	4Q05	1Q05

Special items affecting operating income from business segments	(5)	(400)	—

• Restructuring charges	—	(26)	—
• Impairments	—	(238)	—
• Other	(5)	(136)	—

Pre-tax inventory effect : FIFO vs. replacement cost	373	(914)	722

Total adjustments affecting operating income from business segments	368	(1,314)	722

● Adjustments to net income (Group share)

in millions of euros	1Q06	4Q05	1Q05

Special items affecting net income (Group share)	110	(193)	(125)

• Equity share of special items recorded by Sanofi-Aventis	2	(42)	(42)
• Gain on asset sales	130	—	—
• Restructuring charges	(15)	(40)	(83)
• Impairments	—	(207)	—
• Other	(7)	96	—

Adjustment related to the Sanofi-Aventis merger*
(share of amortization of intangible assets)	(83)	(88)	(82)

After-tax inventory effect : FIFO vs. replacement cost	280	(430)	496

Total adjustments to net income	307	(711)	289

*	based on 13% participation in Sanofi-Aventis at 31/03/2005, 31/12/2005 and 31/03/2006

Net-debt-to-equity ratio

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com

in millions of euros	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005

Current borrowings	12,618	3,920	9,915

Net current financial instruments	(95)	(301)	(203)

Non-current financial debt	13,491	13,793	12,223

Hedging instruments of non-current debt	(453)	(477)	(1,428)

Cash and cash equivalents	(14,816)	(4,318)	(12,548)

Net debt	10,745	12,617	7,959

Shareholders equity	43,170	40,645	35,052

Accrued dividend payable based on shares at the close of the period*	(2,941)	(2,006)	(2,557)

MMPS	—	—	117

Minority interests	913	838	729

Equity	41,142	39,477	33,341

Net-debt-to-equity ratio	26.1%	32.0%	23.9%

*	for March 31, 2006, this represents a distribution of a dividend equal to 6.48 € /share for each 10€ par value share after deducting the interim dividend of 1,746 M€ paid in November 2005

Return on average capital employed

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
● For the 12 months ended March 31, 2006

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,621	2,888	785	12,294	13,032

Capital employed at March 31, 2005*	17,877	8,735	8,807	35,419	41,907
Capital employed at March 31, 2006*	23,282	11,296	9,593	44,171	52,021

ROACE	41.9%	28.8%	8.5%	30.9%	27.7%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 100 M€ pre-tax at March 31, 2005 and 122 M€ pre-tax at March 31, 2006
● For the 12 months ended March 31, 2005

in millions of euros	Upstream	Downstream	Chemicals **	Segments	Group

Adjusted net operating income	6,268	2,584	1,016	9,868	10,530

Capital employed at March 31, 2004*	17,307	8,052	9,174	34,533	38,475
Capital employed at March 31, 2005*	17,877	8,735	8,807	35,419	41,907

ROACE	35.6%	30.8%	11.3%	28.2%	26.2%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 146 M€ pre-tax at March 31, 2004 and 100 M€ pre-tax at March 31, 2005
● For the full year 2005

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,029	2,916	957	11,902	12,576

Capital employed at December 31, 2004*	16,280	9,654	8,263	34,197	40,372
Capital employed at December 31, 2005*	23,522	11,421	9,120	44,063	51,576

ROACE	40.3%	27.7%	11.0%	30.4%	27.4%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 110 M€ pre-tax at December 31, 2004 and 133 M€ pre-tax at December 31, 2005
14

CONSOLIDATED STATEMENT OF INCOME
Total
(unaudited)

	1st quarter	1st quarter
Amounts in millions of euros (1)	2006	2005

Sales	39,605	31,739
Excise taxes	(4,607)	(5,051)
Revenues from sales	34,998	26,688

Purchases, net of inventory variation	(21,066)	(14,877)
Other operating expenses	(5,495)	(4,435)
Unsuccessful exploration costs	(115)	(72)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,285)	(1,191)

Operating income
Corporate	(98)	(65)
Business segments *	7,135	6,178

Total operating income	7,037	6,113

Other income	261	4
Other expense	(119)	(172)

Financial interest on debt	(332)	(254)
Financial income from marketable securities and cash equivalents	272	184
Cost of net debt	(60)	(70)

Other financial income	106	88
Other financial expense	(54)	(66)
Income taxes	(3,844)	(2,899)
Equity in income (loss) of affiliates	444	295

Consolidated net income	3,771	3,293

Group share **	3,683	3,208
Minority interests and dividends on subsidiaries’ redeemable preferred shares	88	85

Earnings per share (euros)	6.36	5.40

Fully-diluted earnings per share (euros) ***	6.30	5.38

* Adjusted operating income from business segments	6,767	5,456

Adjusted net operating income from business segments	3,269	2,877

** Adjusted net income	3,376	2,919

*** Adjusted fully-diluted earnings per share (euros)	5.78	4.90

(1)	except for earnings per share

CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros
	March 31, 2006	December 31,	March 31, 2005
	(unaudited)	2005	(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	4,836	4,384	3,274
Property, plant and equipment, net	40,244	40,568	36,184
Equity affiliates: investments and loans	13,059	12,652	11,298
Other investments	1,689	1,516	1,156
Hedging instruments of non-current financial debt	453	477	1,428
Other non-current assets	3,180	2,794	2,033

Total non-current assets	63,461	62,391	55,373

CURRENT ASSETS
Inventories, net	12,672	12,690	10,459
Accounts receivable, net	19,642	19,612	16,593
Prepaid expenses and other current assets	6,969	6,799	5,258
Current financial instruments	204	334	257
Cash and cash equivalents	14,816	4,318	12,548

Total current assets	54,303	43,753	45,515

TOTAL ASSETS	117,764	106,144	100,488

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,179	6,151	6,358
Paid-in surplus and retained earnings	41,809	37,504	35,023
Cumulative translation adjustment	744	1,421	(481)
Treasury shares	(5,562)	(4,431)	(5,848)

SHAREHOLDERS’ EQUITY — GROUP SHARE	43,170	40,645	35,052

Minority interests and subsidiaries’ redeemable preferred shares	913	838	846

TOTAL SHAREHOLDERS’ EQUITY	44,083	41,483	35,898

NON-CURRENT LIABILITIES
Deferred income taxes	7,228	6,976	6,700
Employee benefits	3,269	3,413	3,592
Other non-current liabilities	7,030	7,051	6,497

Total non-current liabilities	17,527	17,440	16,789

Non-current financial debt	13,491	13,793	12,223

CURRENT LIABILITIES
Accounts payable	15,559	16,406	13,080
Other creditors and accrued liabilities	14,377	13,069	12,529
Current borrowings	12,618	3,920	9,915
Current financial instruments	109	33	54

Total current liabilities	42,663	33,428	35,578

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	117,764	106,144	100,488

CONSOLIDATED STATEMENT OF CASH FLOWS
Total
(unaudited)

	1st quarter	1st quarter
Amounts in millions of euros	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,771	3,293
Depreciation, depletion, and amortization	1,329	1,243
Non-current liabilities, valuation allowances, and deferred taxes	94	549
Unsuccessful exploration costs	115	72
(Gains) Losses on sales of assets	(261)	(4)
Undistributed affiliates equity earnings	(375)	(195)
(Increase) Decrease in operating assets and liabilities	179	(932)
Other changes, net	(13)	11

CASH FLOW FROM OPERATING ACTIVITIES	4,839	4,037

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property,plant and equipment additions	(2,051)	(1,513)
Exploration costs charged directly to expense	(110)	(71)
Acquisitions of subsidiaries, net of cash acquired	(69)	—
Investments in equity affiliates and other securities	(59)	(15)
Increase in non-current loans	(461)	(185)

Total Expenditures	(2,750)	(1,784)
Proceeds from sale of intangible assets and property, plant and equipment	260	14
Proceeds from sale of subsidiaries, net of cash sold	—	11
Proceeds from sale of non-current investments	3	5
Repayment of non-current loans	134	183

Total divestitures	397	213

CASH FLOW USED IN INVESTING ACTIVITIES	(2,353)	(1,571)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
Parent company’s shareholders	471	—
Treasury shares	(1,118)	(808)
Minority shareholders	12	62
Subsidiaries’ redeemable preferred shares	—	(38)
Cash dividends paid:
- Parent company’s shareholders	(10)	—
- Minority shareholders	(6)	(28)
Net issuance (repayment) of non-current debt	730	689
Increase (Decrease) in current borrowings	8,204	5,952
Other changes, net	—	(2)

CASH FLOW FROM FINANCING ACTIVITIES	8,283	5,827

Net increase (decrease) in cash and cash equivalents	10,769	8,293
Effect of exchange rates and changes in reporting entity	(271)	395
Cash and cash equivalents at the beginning of the period	4,318	3,860

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	14,816	12,548

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Total

			Paid-in					Subsidiaries’
			surplus and	Cumulative				redeemable
	Common shares issued		retained	translation	Treasury shares		Shareholders’	preferred	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	shares	interests	equity

As of January 1, 2005	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Net income for the first quarter	—	—	3,208	—	—	—	3,208	1	84	3,293

Items recognized directly in equity	—	—	10	948	—	—	958	7	10	975

Total excluding transactions with shareholders	—	—	3,218	948	—	—	4,166	8	94	4,268

Cash dividend	—	—	—	—	—	—	—	—	(28)	(28)

Issuance of common shares	821,475	8	55	—	—	—	63	—	—	63

Purchase of treasury shares	—	—	—	—	(4,870,000)	(847)	(847)	—	—	(847)

Sale of treasury shares (1)	—	—	10	—	321,340	29	39	—	—	39

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(38)	—	(38)

Share-based payments	—	—	23	—	—	—	23	—	—	23

Transactions with shareholders	821,475	8	88	—	(4,548,660)	(818)	(722)	(38)	(28)	(788)

Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—

As of March 31, 2005	635,836,583	6,358	35,023	(481)	(43,621,147)	(5,848)	35,052	117	729	35,898

Net income from April 1, 2005 to December 31, 2005	—	—	9,065	—	—	—	9,065	—	285	9,350

Items recognized directly in equity	—	—	408	1,902	—	—	2,310	1	33	2,344

Total excluding transactions with shareholders	—	—	9,473	1,902	—	—	11,375	1	318	11,694

Cash dividend	—	—	(3,510)	—	—	—	(3,510)	—	(209)	(3,719)

Issuance of common shares	355,281	4	33	—	—	—	37	—	—	37

Purchase of treasury shares	—	—	—	—	(13,448,500)	(2,638)	(2,638)	—	—	(2,638)

Sale of treasury shares (1)	—	—	24	—	1,744,747	197	221	—	—	221

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(118)	—	(118)

Share-based payments	—	—	108	—	—	—	108	—	—	108

Transactions with shareholders	355,281	4	(3,345)	—	(11,703,753)	(2,441)	(5,782)	(118)	(209)	(6,109)

Cancellation of repurchased shares	(21,075,568)	(211)	(3,647)	—	21,075,568	3,858	—	—	—	—

As of December 31, 2005	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	—	838	41,483

Net income for the first quarter	—	—	3,683	—	—	—	3,683	—	88	3,771

Items recognized directly in equity	—	—	155	(677)	—	—	(522)	—	(7)	(529)

Total excluding transactions with shareholders	—	—	3,838	(677)	—	—	3,161	—	81	3,242

Cash dividend	—	—	(10)	—	—	—	(10)	—	(6)	(16)

Issuance of common shares	2,827,663	28	439	—	—	—	467	—	—	467

Purchase of treasury shares	—	—	—	—	(5,500,000)	(1,190)	(1,190)	—	—	(1,190)

Sale of treasury shares (1)	—	—	4	—	502,932	59	63	—	—	63

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	—	—	—

Share-based payments	—	—	34	—	—	—	34	—	—	34

Transactions with shareholders	2,827,663	28	467	—	(4,997,068)	(1,131)	(636)	—	(6)	(642)

Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—

As of March 31, 2006	617,943,959	6,179	41,809	744	(39,246,400)	(5,562)	43,170	—	913	44,083

(1)	Treasury shares related to the stock option purchase plans

BUSINESS SEGMENT INFORMATION
Total
(unaudited)

	Amounts in millions of euros
1st quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,714	27,692	6,191	8		39,605
Intersegment sales	5,400	1,335	283	43	(7,061)	—
Excise taxes	—	(4,607)	—	—		(4,607)

Revenues from sales	11,114	24,420	6,474	51	(7,061)	34,998

Operating expenses	(4,680)	(22,931)	(5,986)	(140)	7,061	(26,676)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(833)	(260)	(183)	(9)		(1,285)

Operating income	5,601	1,229	305	(98)	—	7,037

Equity in income (loss) of affiliates and other items	383	74	(20)	201		638
Tax on net operating income	(3,454)	(373)	(87)	53		(3,861)

Net operating income	2,530	930	198	156		3,814

Net cost of net debt						(43)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(88)

Net income						3,683

1st quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales

Operating expenses	—	373	(5)	—		368
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	373	(5)	—		368

Equity in income (loss) of affiliates and other items (2)	195	18	(28)	(81)		104
Tax on net operating income	(65)	(111)	12	—		(164)

Net operating income (1)	130	280	(21)	(81)		308

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(1)

Net income						307

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	373	—	—
On net operating income	—	280	1	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(83)

1st quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,714	27,692	6,191	8		39,605
Intersegment sales	5,400	1,335	283	43	(7,061)	—
Excise taxes	—	(4,607)	—	—		(4,607)

Revenues from sales	11,114	24,420	6,474	51	(7,061)	34,998

Operating expenses	(4,680)	(23,304)	(5,981)	(140)	7,061	(27,044)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(833)	(260)	(183)	(9)		(1,285)

Operating income	5,601	856	310	(98)		6,669

Equity in income (loss) of affiliates and other items	188	56	8	282		534
Tax on net operating income	(3,389)	(262)	(99)	53		(3,697)

Net operating income	2,400	650	219	237		3,506

Net cost of net debt						(43)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(87)

Net income						3,376

1st quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,081	321	324	24		2,750
Divestitures at selling price	353	13	28	3		397
Cash flow from operating activities	3,831	1,201	(37)	(156)		4,839

BUSINESS SEGMENT INFORMATION
Total
(unaudited)

	Amounts in millions of euros
1st quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,805	21,416	5,518	—		31,739
Intersegment sales	4,226	1,029	352	58	(5,665)	—
Excise taxes	—	(5,051)	—	—		(5,051)

Revenues from sales	9,031	17,394	5,870	58	(5,665)	26,688

Operating expenses	(4,266)	(15,600)	(5,069)	(114)	5,665	(19,384)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(755)	(251)	(176)	(9)		(1,191)

Operating income	4,010	1,543	625	(65)		6,113

Equity in income (loss) of affiliates and other items	77	115	(106)	63		149
Tax on net operating income	(2,279)	(530)	(164)	51		(2,922)

Net operating income	1,808	1,128	355	49		3,340

Net cost of net debt						(47)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(85)

Net income						3,208

1st quarter 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	652	70	—		722
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	652	70	—		722

Equity in income (loss) of affiliates and other items (2)	—	13	(125)	(124)		(236)
Tax on net operating income	—	(215)	19	—		(196)

Net operating income (1)	—	450	(36)	(124)		290

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(1)

Net income						289

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	652	70	—
On net operating income	—	450	47	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(82)

1st quarter 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,805	21,416	5,518	—		31,739
Intersegment sales	4,226	1,029	352	58	(5,665)	—
Excise taxes	—	(5,051)	—	—		(5,051)

Revenues from sales	9,031	17,394	5,870	58	(5,665)	26,688

Operating expenses	(4,266)	(16,252)	(5,139)	(114)	5,665	(20,106)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(755)	(251)	(176)	(9)		(1,191)

Operating income	4,010	891	555	(65)		5,391

Equity in income (loss) of affiliates and other items	77	102	19	187		385
Tax on net operating income	(2,279)	(315)	(183)	51		(2,726)

Net operating income	1,808	678	391	173		3,050

Net cost of net debt						(47)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(84)

Net income						2,919

1st quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,363	217	158	46		1,784
Divestitures at selling price	128	45	22	18		213
Cash flow from operating activities	2,188	1,689	82	78		4,037

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
Total
(unaudited)

	1st quarter			1st quarter
	2006			2005
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted

Sales	39,605	—	39,605	31,739
Excise taxes	(4,607)	—	(4,607)	(5,051)
Revenues from sales	34,998	—	34,998	26,688

Purchases, net of inventory variation	(21,439)	373	(21,066)	(15,599)
Other operating expenses	(5,490)	(5)	(5,495)	(4,435)
Unsuccessful exploration costs	(115)	—	(115)	(72)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,285)	—	(1,285)	(1,191)

Operating income
Corporate	(98)	—	(98)	(65)
Business segments	6,767	368	7,135	5,456

Total operating income	6,669	368	7,037	5,391

Other income	66	195	261	4
Other expense	(89)	(30)	(119)	(47)
Financial interest on debt	(332)	—	(332)	(254)
Financial income from marketable securities and cash equivalents	272	—	272	184
Cost of net debt	(60)	—	(60)	(70)
Other financial income	106	—	106	88
Other financial expense	(54)	—	(54)	(66)
Income taxes	(3,680)	(164)	(3,844)	(2,703)
Equity in income (loss) of affiliates	505	(61)	444	406

Consolidated net income	3,463	308	3,771	3,003

Group share	3,376	307	3,683	2,919
Minority interests and dividends on subsidiaries’ redeemable preferred shares	87	1	88	84